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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2004


                         COMMISSION FILE NUMBER: 1-8887


                          TRANSCANADA PIPELINES LIMITED
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

            450 - 1ST STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
            --------------------------------------------------------
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F                     Form 40-F  X
                            -----                         -----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                            No  X
                            -----                         -----

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         The following document is hereby filed with the Securities and Exchange
Commission for the purpose of being and hereby is incorporated by reference into Post-Effective Amendment No. 1 on Form F-9 to Registration Statement on Form
F-10 (File No. 333-101140) of TransCanada PipeLines Limited:

         1 Underwriting Agreement dated March 22, 2004 between TransCanada PipeLines Limited and the underwriters listed therein.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TRANSCANADA PIPELINES LIMITED

Date:  March 23, 2004

                                        By:     /s/  Rhondda E.S. Grant
                                           -----------------------------------
                                            Name:  Rhondda E.S. Grant
                                            Title: Vice-President and Corporate
                                                   Secretary


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                                  EXHIBIT INDEX

1 Underwriting Agreement dated March 22, 2004 between TransCanada PipeLines Limited and the underwriters listed therein.